Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended March 31,
	Notes	2023	2022
Revenue	5	$13,966	$10,861
Cost of revenue		(4,272)	(4,151)
Gross profit		9,694	6,710
Research and development costs		(9,334)	(9,475)
Selling and marketing costs		(6,424)	(7,864)
General and administrative costs		(13,242)	(14,380)
Other operating income (expense), net		19	(12)
Operating loss		(19,287)	(25,021)
Finance expense, net		(306)	(233)
Loss before income taxes		(19,593)	(25,254)
Income tax expense		(107)	(233)
Loss for the period		(19,700)	(25,487)
Attributable to the owners of the parent		(19,700)	(25,487)

Basic and diluted loss per share	7	$(0.31)	$(0.40)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2023	2022
Loss for the period	$(19,700)	$(25,487)
Other comprehensive income (loss):
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	1,971	(1,961)
Total items that may be reclassified to statement of loss	1,971	(1,961)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(70)	428
Total items that will not be reclassified to statement of loss	(70)	428
Other comprehensive income (loss) for the period	$1,901	$(1,533)
Total comprehensive loss for the period	$(17,799)	$(27,020)
Attributable to owners of the parent	$(17,799)	$(27,020)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$160,762	$161,305
Term deposits		1,094	17,307
Accounts receivable	5,6	10,285	6,649
Inventory		4,052	5,156
Prepaids and other current assets		6,133	5,838
Total current assets		182,326	196,255
Non-current assets
Property and equipment		7,414	7,129
Intangible assets		20,798	19,963
Right-of-use assets	8	14,851	14,268
Deferred tax assets		1,950	1,940
Other non-current assets		4,719	4,283
Total non-current assets		49,732	47,583
Total assets		$232,058	$243,838
Liabilities and equity
Current liabilities
Accounts payable		$7,678	$6,181
Accrued expenses		10,452	14,505
Deferred contract revenue		8,242	3,434
Lease liabilities, current portion	8	2,977	2,690
Total current liabilities		29,349	26,810
Non-current liabilities
Lease liabilities, net of current portion	8	14,765	14,053
Defined benefit pension liabilities		2,860	2,675
Other non-current liabilities		172	170
Total non-current liabilities		17,797	16,898
Total liabilities		47,146	43,708
Equity
Share capital		3,464	3,464
Share premium		471,771	471,623
Treasury shares		(112)	(117)
Other reserves		28,292	23,963
Accumulated deficit		(318,503)	(298,803)
Total equity		184,912	200,130
Total liabilities and equity		$232,058	$243,838
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	shares	reserves	deficit	Total
As of January 1, 2023		$3,464	$471,623	$(117)	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	(19,700)	(19,700)
Other comprehensive income		—	—	—	1,901	—	1,901
Total comprehensive income		—	—	—	1,901	(19,700)	(17,799)
Share-based compensation	10	—	—	—	2,430	—	2,430
Transactions with owners
Vesting of restricted stock units		—	—	2	(2)	—	—
Exercise of share options		—	148	3	—	—	151
As of March 31, 2023		$3,464	$471,771	$(112)	$28,292	$(318,503)	$184,912

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	Shares	reserves	deficit	Total
As of January 1, 2022		$3,328	$470,887	$—	$12,539	$(211,354)	$275,400
Loss for the period		—	—	—	—	(25,487)	(25,487)
Other comprehensive loss		—	—	—	(1,533)	—	(1,533)
Total comprehensive loss		—	—	—	(1,533)	(25,487)	(27,020)
Share-based compensation	10	—	—	—	3,471	—	3,471
Transactions with owners
Issuance of shares to be held as treasury shares		136	—	(136)	—	—	—
Exercise of share options		—	56	3	—	—	59
As of March 31, 2022		$3,464	$470,943	$(133)	$14,477	$(236,841)	$251,910
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Three months ended March 31,
	Notes	2023	2022
Operating activities
Loss before tax		$(19,593)	$(25,254)
Adjustments for non-monetary items
Depreciation		1,284	833
Amortization		606	355
Finance expense, net		169	166
Expected credit loss allowance	6	638	(59)
Share-based compensation	10	2,430	3,471
Movements in provisions, pensions, and government grants		349	196
Research tax credit		(451)	(405)
Working capital changes
Increase in accounts receivable		(3,169)	(2)
(Increase) Decrease in prepaids and other assets		(859)	596
Decrease in inventory		876	617
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		2,062	2,140
Cash used in operating activities		(15,658)	(17,346)
Income tax paid		(121)	—
Interest paid		(5)	(69)
Interest received		995	16
Net cash flows used in operating activities		(14,789)	(17,399)
Investing activities
Purchase of property and equipment		(508)	(561)
Acquisition of intangible assets		(284)	(334)
Capitalized development costs		(935)	(1,213)
Proceeds upon maturity of term deposits		16,213	21,646
Purchase of term deposits		—	(10,824)
Net cash flow provided from investing activities		14,486	8,714
Financing activities
Proceeds from exercise of share options		151	59
Payments of principal portion of lease liabilities		(1,086)	(470)
Net cash flow used in financing activities		(935)	(411)
Decrease in cash and cash equivalents		(1,238)	(9,096)
Effect of exchange differences on cash balances		695	(953)
Cash and cash equivalents at beginning of the year		161,305	192,962
Cash and cash equivalents at end of the period		$160,762	$182,913
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Saint-Sulpice
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a limited liability cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Saint-Sulpice, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
As of March 31, 2023, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on May 9, 2023.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three months ended March 31, 2023, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2022.
Accounting policies
The significant accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2022, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.
Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable to the expected annual profit or loss of each of the Company entities.

Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
In July 2021, the Company designated $30 million to a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. The Company expects to continue to designate this cash balance for this sole use under the current D&O Policy.
Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are relevant to the Company.
New standards, amendments to standards, and interpretations issued not yet effective
In January 2020, IASB issued amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), to specify the requirements for classifying liabilities as current or non-current, effective for annual reporting periods beginning on or after January 1, 2024. The Company expects the amendment to have an immaterial impact on the financial statements.
There are no other IFRS or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgement
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical estimates and judgements”.
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.
Translation of foreign currency
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.
Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.

Issued share capital
As of March 31, 2023, the Company had issued 66,398,164 shares, of which 64,325,464 are outstanding, and 2,072,700 are held by the Company as treasury shares. As of March 31, 2022, the Company had issued 66,398,164 shares, of which 63,915,614 are outstanding, and 2,483,000 were held by the Company as treasury shares.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. As of March 31, 2023, the Company held 2,072,700 treasury shares. As of March 31, 2022, the Company held 2,483,000 treasury shares.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of March 31, 2023, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Term deposits
•Accounts receivable
•Other non-current assets—lease deposits and lease receivable
Financial liabilities
•Accounts payable
•Accrued liabilities
In the three months ended March 31, 2023, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.
3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2022. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended March 31,
	2023	2022
EMEA	$10,107	$8,075
NORAM	2,176	1,635
LATAM	976	673
APAC	707	478
Total revenue	$13,966	$10,861

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended March 31,
	2023	2022
SOPHiA DDM Platform	$13,749	$10,431
Workflow equipment and services	217	430
Total revenue	$13,966	$10,861
Contract assets and liabilities
The timing of revenue recognition and billings can result in accrued contract revenue, which are presented within accounts receivable in the unaudited interim condensed consolidated balance sheet.
Accrued contract revenue
Accrued contract revenue is related to unbilled revenue for which performance obligations are satisfied prior to being due and are recorded in accounts receivable. As of March 31, 2023, and December 31, 2022, accrued contract revenue was $4.2 million and $1.5 million, respectively. The Company recorded no loss allowance related to the accrued contract revenue as of March 31, 2023 and December 31, 2022.

6. Accounts receivable
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	March 31, 2023	December 31, 2022
Accounts receivable	$7,696	$6,060
Accrued contract revenue	4,149	1,499
Lease receivable	171	185
Allowance for expected credit losses	(1,731)	(1,095)
Net accounts receivable	$10,285	$6,649
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its condensed consolidated statements of profit and loss.The following table provides a roll-forward of the allowance for expected credit losses for the three months ended March 31, 2023 and 2022, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2023	2022
As of January 1	$1,095	$1,676
Increase	658	60
Reversals	—	(119)
Write-off	(20)	—
Currency translation differences	(2)	(22)
As of March 31	$1,731	$1,595

As of March 31, 2023 and December 31, 2022, the Company’s largest customer’s balance represented 7% and 15% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $4.3 million and $5.4 million as of March 31, 2023 and December 31, 2022, respectively.
7. Loss per share
The Company’s shares comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are shares owned by the Company. The table presents the loss for three March 31, 2023 and 2022, respectively (in USD thousands, except shares and loss per share):

	Three months ended March 31,
	2023	2022
Net loss attributed to shareholders	$(19,700)	$(25,487)
Weighted average number of shares in issue	64,242,871	63,891,630
Basic and diluted loss per share	$(0.31)	$(0.40)
For the three months ended March 31, 2023 and 2022, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. Leases
Rolle office
On January 25, 2022, the Company entered into an amendment to the lease for office space in Rolle, Switzerland. The amendment provides the Company with an additional floor of approximately 21,258 square feet with lease commencement initiating on April 1, 2022. Upon commencement of the lease, the Company recorded a right-of-use asset of $4.5 million and a lease liability of $4.5 million.

9. Borrowings
Revolving credit facility
On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the credit facility will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of March 31, 2023, the Company had no borrowings outstanding under the Credit Facility.
10. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended March 31,
	2023	2022
Research and development	$547	$385
Sales and marketing	(117)	390
General and administrative	2,000	2,696
Total	2,430	3,471
11. Related party transactions
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of six Executive Officers and Directors and seven Non-Executive Directors as of March 31, 2023. Key management personnel were comprised of six Executive Officers and Directors and six Non-Executive Directors as of March 31, 2022.

Compensation for key management and non-executive directors recognized during the periods comprised (in USD thousands):

	Three months ended March 31,
	2023	2022
Salaries and other short-term employee benefits	$551	$553
Pension costs	52	50
Share-based compensation expense	1,720	1,900
Other compensation	116	17
Total	$2,439	$2,520
12. Events after the reporting date
The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were available to be issued. There were no material subsequent events.